UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14F-1
INFORMATION STATEMENT PURSUANT TO
SECTION 14F-1 OF THE
SECURITIES EXCHANGE ACT OF 1934
LANGUAGE ACCESS NETWORK, INC.
(Exact name of registrant as specified in its charter)
Commission File Number 000-52575
Nevada	61-1433933
(State or other jurisdiction ofIncorporation or organization)	(IRS EmployerIdentification No.)
111 W. Rich Street, Suite 150, Columbus, Ohio 43215
(Address of principal executive offices)
Registrant’s telephone number: (614) 355-0900

(Former name or former address, if changed since last report)

LANGUAGE ACCESS NETWORK, INC.
111 W. Rich Street, Suite 150, Columbus, Ohio 43215
December 8, 2008
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND
SECURITIES AND EXCHANGE COMMISSION RULE 14F-1
_____________________________________

NOTICE OF CHANGE IN A
MAJORITY OF THE BOARD OF DIRECTORS
This Information Statement is being furnished to our stockholders of record as of the close of business on January 17, 2008, in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 under the Exchange Act in connection with an upcoming change in a majority of our board of directors (our “Board”) other than by a stockholder meeting. This Information Statement is being transmitted on or about February 1, 2008.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

In this Information Statement, the terms “the Company,” “we,” “us” and “our” refer to Language Access Network, Inc., a Nevada corporation.

On January 16, 2008, we executed an acquisition agreement (the “Acquisition Agreement”) by and among the Company, Interim Support, LLC, a Nevada limited liability company (“Purchaser”), iBeam Solutions, LLC, a Nevada limited liability company and wholly-owned subsidiary of the Company (“iBeam”) and the individual directors and officers of the Company who have executed the Acquisition Agreement. Pursuant to the Acquisition Agreement, we agreed to sell all interest in Language Access Network, LLC, an Ohio limited liability company and wholly-owned subsidiary of the Company (“T-LAN”) to Purchaser in exchange for the assumption of certain liabilities contained in the Acquisition Agreement and other terms. (the “Sale”). A further description of the Sale and the Acquisition Agreement, and a copy of the Acquisition Agreement, all appear in the Form 8-K that we filed with the Securities and Exchange Commission (the “SEC”) on January 17, 2008.

We tentatively expect the Sale to become effective on or about February 21, 2008 once a 14C Information Statement is filed and mailed to shareholders and the applicable waiting period is met. After the Sale, we will continue with the business of iBeam Solutions, LLC, our wholly-owned subsidiary.

In connection with the Sale, changed were made in the composition of our Board and our executive officer positions, as reported below. Such actions were taken without a stockholder vote. In no event will the change in the composition of our Board become effective before ten days have elapsed from the date we transmit this Information Statement to our stockholders of record on January 17, 2008. Subject to this ten-day waiting period for changes in our Board members, our new sole director and executive officer may take office before or after we complete the Sale.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of January 17, 2008, 32,132,333 shares of Company Stock were issued and outstanding. Each holder of Company Stock is entitled to one vote for each share held by such holder.

Security Ownership of Beneficial Owners and Management

The following table sets forth, as of January 17, 2008, the beneficial ownership of our common stock by each executive officer and director, including those that resigned on January 16, 2008, by each person known by us to beneficially own more than 5% of the our common stock and by the executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 32,132,333 shares of common stock issued and outstanding on January 17, 2008 plus the particular beneficial owner’s right to acquire common stock exercisable within 60 days.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as described in the footnotes to this table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

Title of class	Name and addressof beneficial owner	Amount ofbeneficial ownership	Percentof class(1)
Executive Officers & Directors:

Common	Eric Schmidt 10 S. High Street Canal-Winchester, OH 43110	237,185	0.7%
Common	Andrew Panos(2) Former officer/director 111 W. Rich Street, Suite 150 Columbus, Ohio 43215	2,000,000	6.2%

Common	Laurence Sturtz(3) Former chairman/director 3421 Pointe Creek Ct. #106 Bonita Springs, FL 34134	1,104,286	3.4%
Common	James Schilling(4) Former director 20455 S. South End Road Oregon City, OR 97045	1,250,000	3.8%
Common	Dr. John Perez(5) Former director 111 W. Rich Street, Suite 150 Columbus, Ohio 43215	229,500	0.7%
Common	Michael Guirlinger(6) Former officer 10295 Braemar Drive Powell, OH 43065	600,000	1.8%
Common	Dr. Val Warhaft(7) Former director 111 N. Sepulveda Blvd. Ste. 210 Manhattan Beach, CA 90266	94,643	0.2%

Common	James Ginter(8) Former director 2448 Edington Road Columbus, OH 43221	28,571	0.7%

Total of All Directors and Executive Officers:		5,541,185	17.2%
More Than 5% Beneficial Owners:
Common	Edward Panos(9) 1350 E. Flamingo, #77 Las Vegas, NV 89119	11,065,075	34.4%
	Risk Capital Management LLC(10) 1350 East Flaming Rd. Suite 228 Las Vegas Nevada USA 89119	4,000,000	12.5%

(1)
As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.

(2)	Included in the calculation of beneficial ownership for Mr. Andrew Panos are 1,980,000 shares of common stock and 20,000 shares held in his children’s name.

(3)	Included in the calculation of beneficial ownership for Mr. Laurence Sturtz are 1,104,286 shares of common stock.
(4)
Included in the calculation of beneficial ownership for Mr. James Shilling are 1,250,000 shares of common stock.  Mr. Shilling disclaims beneficial ownership over 150,000 shares of common stock held by his spouse.

(5)	Included in the calculation of beneficial ownership for Dr. John Perez are 229,500 shares of common stock.
(6)	Included in the calculation of beneficial ownership for Mr. Michael Guirlinger are 500,000 shares of common stock in his name, and 100,000 shares held for the benefit of others.
(7)	Included in the calculation of beneficial ownership for Dr. Val M. Warhaft are 94,643 shares of common stock.
(8)	Included in the calculation of beneficial ownership for James Ginter are 28,571 shares of common stock.

(9)
Included in the calculation of beneficial ownership for Mr. Edward Panos are 11,057,075 shares of our common stock held by Panos Industries, LLC, and 8,000 shares of common stock held in his name.  Mr. Panos disclaims beneficial ownership of 200,000 shares of common stock held by his wife and child.

(10)	The sole beneficial owner of Risk Capital Management LLC, which holds 4,000,000 shares of our common stock, is Roderick Hall Risk.

Change in Control

A change in control of the Company occurred on January 16, 2008, when Mr. Edward Panos converted $80,000 of debt in the Company into 11,024,960 shares of Common Stock for a total of 11,065,075 shares when combined with prior holdings he held in his name and Panos Industries, LLC.   Furthermore, in connection with the Sale, and subject to the ten-day waiting requirement, all of our current officer and directors will resign and Mr. Eric Schmidt will become the sole member of our Board and our President, Secretary, Treasurer and sole executive officer.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Age	Current Position with the Company
Laurence Sturtz(1)	63	Chairman of the Board of Directors
Andrew Panos(2)	42	President, Director
Dr. John Perez(3)	67	Director
Dr. Val Warhaft(4)	55	Director
Dr. James Ginter(5)	61	Director

(1) Mr. Sturtz’s resignation as a Director will become effective ten days following the filing and mailing of this Information Statement.
(2) Mr. Panos’ resignation as a Director will become effective ten days following the filing and mailing of this Information Statement.
(3) Dr. Perez’s resignation as a Director will become effective ten days following the filing and mailing of this Information Statement.
(4) Dr. Val Warhaft’s resignation as a Director will become effective ten days following the filing and mailing of this Information Statement.
(5) Dr. Ginter’s resignation as a Director will become effective ten days following the filing and mailing of this Information Statement.

Laurence Sturtz. Mr. Sturtz was appointed as a director of Language Access Network, Inc. on December 1, 2005 and on May 1, 2006, our Board of Directors appointed Mr. Laurence Sturtz to serve as the Chairman of the Board of Directors.

Mr. Sturtz is a retired attorney at law. He received his Bachelor of Arts Degree majoring in Economics and his Doctor of Jurisprudence Degrees from the Ohio State University, graduating in 1964 and 1967. He was admitted to practice before the United States Supreme Court and had five cases before that body over the years. He was a prominent trial lawyer in Columbus, Ohio and also specialized in representing companies of all sizes until his retirement in 2002. Mr. Sturtz left the private practice for six years (1982-1988) and entered the corporate world becoming Vice President and General Counsel, and then President and Chief Executive Officer of Strata Corporation, a public company based in Columbus, Ohio. Mr. Sturtz helped negotiate five acquisitions and mergers. After successfully restructuring the company, he returned to the private practice of law and became the senior litigator with the firm of Carlile, Patchen & Murphy. Mr. Sturtz has been a Board Member on the Board of Advanced Biological Marketing, Inc. for more than three years. Advanced Biological Marketing, Inc. is an Ohio based corporation that manufactures, markets and sells inoculants and other products aimed at improving crop yields. Since June of 2005, Mr. Sturtz has also been a member of the Board of Directors of AdCare Health Systems, Inc. AdCare Health Systems, Inc. is an owner and manager of nursing homes and assisted living facilities. AdCare is traded on the Amercian Stock Exchange under the symbol ADK.

Andrew Panos. Mr. Andrew Panos was appointed as President and as a member of our Board of Directors on September 28, 2005.  Mr. Panos has over 20 years experience in the marketing, sales and advertising fields. Andy has been account executive for companies in Montana, South Dakota, and Ohio, before starting PeeblesPanos Marketing and Design, and creating his own marketing firm; Cahan Creative. Under his ownership and leadership, he helped create, market, and design sales and marketing materials for Fortune 500 companies such as: Bank One, The Limited, The Scotts Company and American Electric Power
Dr. John Perez. Dr. John Perez was appointed as a member of our Board of Directors on December 21, 2005. Dr. Perez is an osteopathic physician and a retired urologist and surgeon. Dr. Perez continues to be active in surgical education as well as the surgical and urologic board certification process and as a surveyor for surgical and urologic residency training programs. Dr Perez has varied business interests and is involved in real estate development in Florida, Georgia, Arizona, and the Columbus, Ohio inner-city. Dr Perez is a founding member of American Kidney Stone Management, LLC, a nationwide provider of lithotripsy. prostate treatment modalities, lasers and cryotherapy technologies for urologists. Dr Perez also serves on AKSM Board of Managers on its’ executive, compensation and cost containment committees.

Dr. Val Warhaft. From 2001 - 2002, Dr. Warhaft was a practicing Emergency Department physician in southern California. He was also the Chief Medical Officer and partner in Emergent Medical Associates. From 2002 - 2006, Dr. Warhaft continued practicing as an Emergency Department physician in southern California as well as being the Chief Medical Officer and partner in Emergent Medical Associates. In addition, Dr. Warhaft completed a business plan and established a sister organization to Emergent Medical Associates known as Emergent Management Services Organization. Dr. Warhaft is the CEO of Emergent Management Services Organization. Dr. Warhaft continues each of these duties to the present time.

Dr. Warhaft has not served on the board of any publicly traded company other than Language Access Network, Inc.

Dr. James Ginter. James L. Ginter was appointed Professor emeritus at the Ohio State University in June, 2003. Prior to that time, he served as the Dean’s distinguished Professor in the marketing Faculty of the Max M. Fisher College of Business. Professor Ginter joined the OSU faculty in 1972 after receiving his Ph.D. from Purdue University, where he also received the Bachelor of Science in Electrical engineering and Master of Science in Industrial Administration degrees. While at Ohio State, Professor Ginter served as chair of the Marketing Department at Ohio State and also as Academic Director of the college’s MBA programs. He continues to teach graduate courses in marketing strategy and also serves as co-director of the Supply Chain Management Research Group (see http://fisher.osu.edu/supplychain/)

Professor Ginter’s research program has focused on strategic management and on the theoretical development and application of quantitative models for management decisions. This work has included analysis of supply chain systems, development and application of consumer attitude models for product management, models of promotional price reductions, and measurement of correlates of social performance. His research has appeared in the Journal of Marketing Research, Marketing Science, Management Science, Journal of Marketing, Decision Science, International Journal of Research in Marketing, Journal of Business Research, Strategic Management Journal, Journal of Advertising, California Management Review and Industrial Marketing Management. He has presented his research throughout the United States, in Europe, and in Australia. In his work with the Supply Chain Management Research Group at Ohio State he has supervised research projects sponsored by IBM, Anderson Consulting, Ernst & Young, Ingram Micro, Cardinal Health, and other organizations.

Professor Ginter’s graduate teaching activities have included strategy formulation, marketing strategy, marketing management, marketing models, multivariate statistics, business statistics, and marketing research. He has taught undergraduate courses in marketing management, marketing research, and business statistics. He received the College of Business Outstanding Graduate Teaching Award in 1984, 1989 and 2004, and was selected as the Outstanding MBA Elective Course Professor n 2003. The James L. Ginter MBA Marketing Elective Teaching Award was established in his name, upon his retirement in June, 2003.

Professor Ginter has served as a consultant to several organizations on a wide variety of research and management problems. More recently, he has worked with a number of corporations in the development of strategic plans, evaluation and negotiation of acquisitions, and performance evaluation. For ten years he served as a Director of Medex, Inc. (NASDAQ), and he chaired the executive committee of that $100 million producer of medical equipment. Medex was selected by Forbes as “One of the 200 best small companies in the U.S.” The Company was sold to Furon, Inc. in 1997. Professor Ginter also has served on the boards of Sensotec, Inc. (sold to Honeywell in 2003), Portman Equipment Company (sold to Pon in 2003), Prospect Bank (sold to Sky Bank in 2004), The Shepherd Color Company, The Shepherd Chemical Company, Advanced Biological Marketing, Lutheran Social Services of Central Ohio, Retail Forward, and Utilivation

New Board and Management

Mr. Eric Schmidt will be the sole member of our Board and our sole executive officer. In connection with the Sale and in his capacity as our sole director, Mr. Schmidt intends to appoint additional directors. Also, our Board will appoint certain new executive officers. Information concerning Mr. Schmidt is set forth below. The information concerning new officers and directors will be provided in future Company filings.

Eric Schmidt. Eric V. Schmidt is currently the President of iBeam Solutions, a technology company headquartered in Canal Winchester, and is also Chief Information Officer for Language Access Network, Inc.

Mr. Schmidt has been in the computing and technology industry since 1982. Prior to co-founding iBeam Solutions, Eric was the Chief Information Officer for Bricker & Eckler LLP for over seven years. Over the years he served in the United States Marine Corps, two years in the healthcare industry and four years at The Ohio State University as a director of the largest College at The Ohio State University. Mr. Schmidt is originally from Lancaster, Ohio and is a graduate of Berne Union High School in Sugar Grove, Ohio. He attended college at Ohio University and Des Moines Area Community College in Des Moines, Iowa.

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or chosen by us to become directors or executive officers.

LEGAL PROCEEDINGS

We are not a party to any pending legal proceeding. We are not aware of any pending legal proceeding to which any of our officers, directors, or any beneficial holders of 5% or more of our voting securities are adverse to us or have a material interest adverse to us.

To the best of the Company’s knowledge, during the past five years, none of the following occurred with respect to a present or former director, executive officer, or employee: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his or her involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who beneficially own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company.  Officers, directors and greater than ten percent beneficial shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.  To the best of our knowledge based solely on a review of Forms 3, 4, and 5 (and any amendments thereof) received by us during or with respect to the year ended December 31, 2006, the following persons have failed to file, on a timely basis, the identified reports required by Section 16(a) of the Exchange Act during fiscal year ended December 31, 2007:

Name and principal position	Number of late reports	Transactions not timely reported	Known failures to file a required form
Michael Guirlinger	1	0	0
Andrew Panos	1	0	1
Steve Fellows	1	0	0
Laurence E. Sturtz	1	0	1
James Schilling	1	0	1
Dr. John “Jack” Perez	1	0	0
Dr. Val Warhaft	1	0	0
Dr. James Ginter	1	0	0

 COMMITTEES

The Company does not currently have an executive committee, or stock plan committee. The reporting requirements for the OTCBB are that issuers remain current in their reporting obligation with the SEC and on the OTC bulletin board.

Audit Functions

The entire Board of Directors performs the functions of an audit committee, but no written charter governs the actions of the Board when performing the functions of that would generally be performed by an audit committee. The Board approves the selection of our independent accountants and meets and interacts with the independent accountants to discuss issues related to financial reporting. In addition, the Board reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures and considers other auditing and accounting matters including fees to be paid to the independent auditor and the performance of the independent auditor.

Nomination Functions

The Company's Board of Directors does not maintain a nominating committee. As a result, no written charter governs the director nomination process. The size of the Company and the size of the Board, at this time, do not require a separate nominating committee.

The Company's independent directors annually review all director performance over the past year and make recommendations to the Board for future nominations. When evaluating director nominees, the Company's independent directors consider the following factors:

▪	The appropriate size of the Company’s Board of Directors;
▪	The needs of the Company with respect to the particular talents and experience of its directors;
▪
The knowledge, skills and experience of nominees, including experience in finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board;

▪	Experience in political affairs;
▪	Experience with accounting rules and practices; and
▪	The desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by new Board members.

The Company’s goal is to assemble a Board that brings together a variety of perspectives and skills derived from high quality business and professional experience. In doing so, the Board will also consider candidates with appropriate non-business backgrounds.

Other than the foregoing, there are no stated minimum criteria for director nominees, although the Board may also consider such other factors as it may deem are in the best interests of the Company and its stockholders. In addition, the Board identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company’s business and who are willing to continue in service are considered for re-nomination. If any member of the Board does not wish to continue in service or if the Board decides not to re-nominate a member for re-election, the Board then identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the Board are polled for suggestions as to individuals meeting the criteria described above. The Board may also engage in research to identify qualified individuals. To date, the Company has not engaged third parties to identify or evaluate or assist in identifying potential nominees, although the Company reserves the right in the future to retain a third party search firm, if necessary. The Board does not typically consider shareholder nominees because it believes that its current nomination process is sufficient to identify directors who serve the Company's best interests.

MEETINGS OF THE BOARD OF DIRECTORS
During the fiscal year ended December 31, 2007, the Board eight times, in person or by telephonic conference, aside from written consents in lieu of meetings. Each incumbent Director attended in excess of 75 percent of the total meetings of the Board. In addition, various matters were approved by consent resolution which in each case was signed by each of the members of the Board then serving.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed below, none of our directors or executive officers, nor any proposed nominee for election as a director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to all of our outstanding shares, nor any members of the immediate family (including spouse, parents, children, siblings, and in-laws) of any of the foregoing persons has any material interest, direct or indirect, in any transaction since our incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.

In connection with the Sale, certain of our officers and directors may have interests in the Sale that may be different from, or in addition to, their interests as stockholders.  These officers and members of our board of directors knew about these additional interests and considered them when they approved the Acquisition Agreement.

Specifically, our officers and directors participated in arrangements and have continuing indemnification against liabilities that provide them with interests in the Sale that are different from, or in addition to, their interests as stockholders, including the following:

1.
Mr. Schmidt is a one third owner of PEBCO Partners LLC that owns the real estate and building that iBeam Solutions LLC leases for its primary offices located at 10 South High Street, Canal Winchester, Ohio. This lease is in the amount of $4,660.00 per month which includes utilities, insurance and maintenance.

2.	iBeam Solutions LLC has a Promissory Note for a loan from PEBCO Partners in the amount of $20,000 that began April 30th 2007, repayable at the rate of $1,000 per month with 10% interest.
3.	Mr. Schmidt holds a Promissory Note from iBeam Solutions LLC dated August 17, 2006 in the amount of $43,000 repayable at a rate of $2,500 per month with 10% interest.
4.
Interim Support, LLC: on October 11, 2007, a company known as Interim Support, LLC (“Purchaser”) entered into a demand line of credit loan with National City Bank under a promissory note agreement. The promissory note allows Purchaser to draw up to $1,000,000 until October 11, 2008 with a variable rate of interest at a margin of 2.000% added to the index rate (One Month LIBOR). Subsequently, we entered into an agreement with Purchaser to borrow any money that Purchaser draws under the terms of the promissory note. This agreement has been formalized in a promissory note (referred to herein as the “Language Access Note”) that we signed with Purchaser that essentially mirrors the terms of the promissory note Purchaser signed with National City Bank.

The members Purchaser include Laurence E. Sturtz, Andrew Panos, James Schilling, Dr. John “Jack” Perez, Dr. Val Warhaft, and Dr. James Ginter, all members of our board of directors, and Michael Guirlinger, our CEO. These officers and directors of our company individually agreed to guarantee the promissory note with National City Bank.

Under the terms of the Acquisition Agreement, Purchaser will acquire T-LAN and forgive the Language Access Note and other terms and conditions

5.	Employment Agreements and Severance Payments: our officers and directors have employment agreements and severance allowances that Purchaser agreed to assume in connection with the Sale.

6.	Indemnification: we have agreed to indemnify our officer and directors in connection with the Sale.

7.	Officer and Director Options: in connection with the Sale, the officers and directors have agreed to forfeit their options, warrants, or convertible features of any debt in our company.
8.
On August 15, 2006, we entered into a settlement agreement to resolve litigation in Ohio with Mr. Fitzpatrick, a former officer and director of our company. Under the terms of the settlement agreement, Mr. Fitzpatrick retains 1,520,000 common shares of our company and surrenders the balance of his shares, which totals approximately 1,400,000. Mr. Fitzpatrick agreed to volume restrictions in the sale of his stock in the public market and further agreed to not sell his stock privately unless to his attorneys under other volume restrictions. Mr. Fitzpatrick finally agreed to vote his shares in favor of resolutions proposed by the board of directors of our company.

  DIRECTOR INDEPENDENCE

No current or proposed members of our Board are or will be “independent” as that term is used in the SEC’s Exchange Act reporting rules.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The table below summarizes all compensation awarded to, earned by, or paid to the Company’s former or current executive officers for each of the last three completed fiscal years.

Summary Compensation Table
Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Michael GuirlingerCEO & COO(1)	2007 2006 2005	$115,000 $72,916 0	0 0 0	0 0 0	0 $358,002 0	0 0 0	0 0 0	0 0 0	$115,000 $430,918 0
Andrew Panos, President(2)	2007 2006 2005	$110,000 $90,500 $96,000	0 0 0	0 0 0	0 $3,922,254 0	0 0 0	0 0 0	0 0 0	$110,000 $3,922,254 $96,000
Steven Fellows, Treasurer and Chief Financial Officer(3)	2007 2006 2005	$16,000 $28,500 $6,500	0 0 0	0 0 0	0 $16,048 0	0 0 0	0 0 0	0 0 0	$16,000 $44,548 $6,500
Richard Fitzpatrick, Former CEO and Director(4)	2007 2006 2005	0 $500 $16,000	0 0 0	0 0 $7,341,600	0 0 0	0 0 0	0 0 0	0 0 0	0 $500 $7,357,600

1.
On June 1, 2006, we entered into an employment agreement with Mr. Michael Guirlinger to serve as our Chief Executive Officer and Chief Operations Officer. We agreed to pay Mr. Guirlinger $10,417 per month and provide salary increases based on increases in our gross revenues starting January 31, 2007 capped at $225,000 during the first three-year term of the agreement. We also agreed to provide an annual bonus payment starting the year beginning January 31, 2007 based upon a percentage of earnings before interest expense, taxes, depreciation and amortization (EBITDA) not to exceed $187,500 per year. Mr. Guirlinger is also entitled to participate in any benefit plans, profit sharing, incentive compensation, 401K plans and pension and retirement benefits available to other officers of the company. As of January 16, 2008, Mr. Guirlinger resigned as an officer of our company.  All obligations for his employment agreement and severance have been assumed by Interim Support, LLC in connection with the Acquisition Agreement.  Mr. Guirlinger further agreed to forfeit all options held in our company.

2.
As of January 16, 2008, Mr. Panos resigned as an officer and director of our company.  All obligations for his employment agreement and severance, if any, have been assumed by Interim Support, LLC in connection with the Acquisition Agreement.  Mr. Panos further agreed to forfeit all options held in our company.

3.
On August 31, 2006 we granted Mr. Steven Fellows options to purchase 25,000 shares of common stock at the exercise price of $4.15 per share with an expiration date of August 31, 2011.  Mr. Fellows resigned as our CFO on August 13, 2007 and all 25,000 unexercised options were returned to the company option pool on November 14, 2007.

4.
Mr. Fitzpatrick was terminated as our CEO and as a member of our board of directors on May 1, 2006. On August 15, 2006, we entered into a settlement agreement to resolve litigation in Ohio with Mr. Fitzpatrick. Under the terms of the settlement agreement, Mr. Fitzpatrick retained 1,520,000 common shares of our company and surrendered the balance of his shares, which totals approximately 1,400,000. The value of his remaining shares on August 15, 2006 equaled $7,341,600 (at $4.83 per share). Mr. Fitzpatrick agreed to volume restrictions in the sale of his stock in the public market and further agreed to not sell his stock privately unless to his attorneys under other volume restrictions. Mr. Fitzpatrick finally agreed to vote his shares in favor of resolutions proposed by the board of directors of our company.

OUTSTANDING EQUITY AWARDS

The table below sets forth information concerning unexercised options; stock that has not vested; and equity incentive plan awards for our named executive officers as of December 31, 2007.
OPTION AWARDS AT FISCAL YEAR END 2006
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Michael Guirlinger	0	0	0	0	0
Andrew Panos	0	0	0	0	0
Steve Fellows	0	0	0	0	0
Richard Fitzpatrick	0	0	0	0	0

1.
We grant stock options to our executive officers based on their level of experience and contributions to our company. All options to our executive officers vest immediately. The aggregate fair value of these options are computed in accordance with FAS 123R and are reported in the Summary Compensation Table above in the column titled “Option Awards.” At no time during the last fiscal year was any outstanding option repriced or otherwise modified. There was no tandem feature, reload feature, or tax-reimbursement feature associated with any of the stock options we granted to our executive officers or otherwise.

Summary of Stock Awards

Set forth below is a summary of our stock awards to executive officers outstanding as of December 31, 2007, our latest fiscal year end.

STOCK AWARDS AT FISCAL YEAR END 2007
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Michael Guirlinger	0	0	0	0
Andrew Panos		0	0	0
Steve Fellows	0	0	0	0
Richard Fitzpatrick	0	0	0	0

Compensation to Directors

The table below summarizes all compensation awarded to, earned by, or paid to our current directors for our fiscal year ended December 31, 2007.

DIRECTOR COMPENSATION 2007
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Laurence Sturtz(1)	0	0	0	0	0	0	0
Andrew Panos	0	0	0	0	0	0	0
James Schilling(2)	0	0	0	0	0	0	0
Dr. Jack Perez(3)	0	0	0	0	0	0	0
Dr. Val Warhaft(4)	0	0	0	0	0	0	0
Dr. James Ginter(5)	0	0	0	0	0	0	0

1.
Mr. Laurence Sturtz was appointed as Chairman of the Board in May 1, 2006. As of January 16, 2008, Mr. Sturtz resigned as chairman and director of our company.  All obligations owed to him, if any, have been assumed by Interim Support, LLC in connection with the Acquisition Agreement.  Mr. Sturtz further agreed to forfeit all options held in our company.

2.
As of December 19, 2007, Mr. James Schilling resigned as a director of our company.  All obligations owed to him, if any, have been assumed by Interim Support, LLC in connection with the Acquisition Agreement.

3.
As of January 16, 2008, Dr. Jack Perez resigned as a director of our company.  All obligations owed to him, if any, have been assumed by Interim Support, LLC in connection with the Acquisition Agreement.  Dr. Perex further agreed to forfeit all options held in our company.

4.
As of January 16, 2008, Dr. Val Warhaft resigned as a director of our company.  All obligations owed to him, if any, have been assumed by Interim Support, LLC in connection with the Acquisition Agreement.  Dr. Warhaft further agreed to forfeit all options held in our company.

5.
As of January 16, 2008, Dr. James Ginter resigned as a director of our company.  All obligations owed to him, if any, have been assumed by Interim Support, LLC in connection with the Acquisition Agreement.  Dr. Ginter further agreed to forfeit all options held in our company.

Pursuant to the requirements of the Exchange Act, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

By Order of the Board of Directors

/s/ Eric Schmidt
Eric Schmidt
President, CEO and Director
February 1, 2008